Exhibit 99.2

ELTEK LTD.

PROXY FOR ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD august 11, 2026

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Ron Freund and Eli Yaffe, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 3.00 per share, of Eltek Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held on August 11, 2026 at 10:00 A.M. (Israel time) at the principal offices of the Company, 20 Ben Zion Gelis Street, Petach Tikva, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Meeting (receipt of which is hereby acknowledged):

In accordance with Israeli law, by voting at the Meeting or prior thereto by means of this Proxy Card, you are deemed to confirm to the Company that you do not have a “Personal Interest” (as defined under the Israeli Companies Law) with respect to any matter thus voted upon, and that you are not a Controlling shareholder, unless you have previously delivered to the Company a written notice stating otherwise, no later than 48 hours prior to the Meeting.

For information regarding the definition of “Personal Interest,” see the “Votes Required” section of the Proxy Statement.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ELTEK LTD.

august 11, 2026

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy materials, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via equiniti.com/us/ast-access to enjoy online access.

Important Notice regarding the Internet availability of proxy materials for this

Annual General Meeting of Shareholders. The proxy statement is available at: https://www.nisteceltek.com/notice-of-annual-general-meeting-of-shareholders-11-8-2026/

Please sign, date and mail

your proxy card in the

envelope provided as soon

as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	Proposal to re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, Erez Meltzer and Ms. Revital Cohen-Tzemach, to the Company’s Board of Directors (the “Board”), to serve until the next annual general meeting of the shareholders and until their successors have been duly elected and qualified;

☐ FOR ALL NOMINEES	☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

2.	Proposal to elect Mr. Amit Foox as an external director, to hold office for three (3) years effective as of August 11, 2026;

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	Proposal to approve the extension of the exculpation letter granted to Ms. Revital Cohen-Tzemach, as described in the Proxy Statement;

☐ FOR	☐ AGAINST	☐ ABSTAIN

4.	Proposal to approve the extension of the indemnification letter granted to Ms. Revital Cohen-Tzemach, as described in the Proxy Statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

5.	Proposal to reappoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the year ending December 31, 2026 and for such additional period until the next annual general meeting of shareholders, and to authorize the Board to approve their compensation; and

☐ FOR	☐ AGAINST	☐ ABSTAIN

Please sign, date and return the card promptly in the accompanying envelope.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign or the senior of the joint tenants should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.